Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2013
Earnings available for fixed charges, as defined:
Net income	$40,350
Tax expense based on income	19,292
Fixed charges (a)	64,006
Earnings available for fixed charges, as defined	$123,648
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$61,329
Estimated interest cost within rental expense	799
Amortization of net debt premium, discount, and expenses	1,878
Total fixed charges, as defined	$64,006
Ratio of earnings to fixed charges	1.93
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$855
Adjustment to pretax basis	409
$1,264

Combined fixed charges and preferred stock dividend requirements	$65,270
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.89

(a)	Includes interest expense related to uncertain tax positions.